UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D /1/
                                 AMENDMENT NO. 3

                    Under the Securities Exchange Act of 1934

                       DIGITAL COURIER TECHNOLOGIES, INC.
                       ----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   253838 10 6
                          -----------------------------
                                 (CUSIP Number)

                             N. Todd Leishman, Esq.
                             Durham Jones & Pinegar
                           Broadway Centre, Suite 900
                           Salt Lake City, Utah 84111
                                 (801) 415-3000
                        ---------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 8, 2002
                          ----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies are to be sent. See Section 240.13d-7 for other parties to whom copies are to be sent.

--------------------

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 253838 10 6                         Page 2 of 6 Pages
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      NAUTILUS MANAGEMENT, LTD.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      ST. CHRISTOPHER & NEVIS
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            35,628,249*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             1,800,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             35,628,249*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      37,428,249*
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      49.9%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

* Excludes 15,352,290 shares issuable to the reporting person upon conversion of $288,013.26 of convertible debt, plus interest accrued thereon as of the date of this report, assuming a hypothetical conversion at an assumed conversion price of $0.02, but which cannot be converted as of the date hereof because the issuer has insufficient authorized capital.

** Based on 75,000,000 shares outstanding as of the date of this report.

                                  SCHEDULE 13D

CUSIP No. 253838 10 6                         Page 3 of 6 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      DON MARSHALL
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      CANADA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            37,428,249*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             35,628,249
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      37,428,249*
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      49.9%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

* Includes 35,628,249 shares owned by Nautilus and 1,800,000 shares as to which reporting person has a voting proxy. Excludes 15,352,290 shares issuable to the reporting person upon conversion of $288,013.26 of convertible debt, plus interest accrued thereon as of the date of this report, assuming a hypothetical conversion at an assumed conversion price of $0.02, but which cannot be converted as of the date hereof because the issuer has insufficient authorized capital.

** Based on 75,000,000 shares outstanding as of the date of this report.

                                  SCHEDULE 13D

CUSIP No. 253838 10 6                         Page 4 of 6 Pages

Item 1.   Security and Issuer

     This Amendment No. 3 to the statement of beneficial ownership on Schedule 13D (the "Statement") relates to the common stock, $.0001 par value per share ("Common Stock"), of Digital Courier Technologies, Inc., a Delaware corporation ("DCTI"). DCTI's principal executive office is located at 348 East 6400 South, Suite 220, Salt Lake City, Utah 84107.

Item 4.   Purpose of Transaction

         On July 8, 2002, Mr. Marshall notified DCTI that he had converted a total of $525,569.52 of the outstanding cash amount under the Amendment Agreement into 29,946,981 shares of DCTI's common stock, which transaction was described in Amendment No. 1 to the Statement.

         Subsequently, DCTI notified Mr. Marshall that, as of July 8, 2002, the number of DCTI's authorized but unissued shares of Common Stock was not, 45,053,019, as reported in DCTI's Quarterly Report on Form 10-Q for the period ended March 31, 2002, but was 46,051,572. Thus, in light of his July 8, 2002 conversion, DCTI issued to Mr. Marshall only 28,948,428, rather than the 29,946,981 shares reflected in Amendment No. 1.

         This Amendment No. 3 is being filed to reflect the downward adjustment to the Reporting Persons' beneficial ownership resulting from DCTI's correction of the number of shares of Common Stock issued as of July 8, 2002.

         Since the filing of Amendment No. 2, Mr. Marshall has coordinated the restructuring of DCTI's board of directors and management, and he was appointed by the board of directors as DCTI's Chief Executive Officer on July 24, 2002.

         Mr. Marshall intends to change DCTI's capital structure to increase its authorized capital to allow for future capital raising transactions involving equity or convertible debt instruments. He also intends to continue to attempt to facilitate discussions between DCTI and other parties that potentially could result in business combination or capital raising transactions.

         Except as set forth above in this statement, in any exhibit hereto, or in any amendment hereto, Mr. Marshall does not currently have any plans or proposals which relate to or would result in (a) an acquisition by any person of additional securities of DCTI or the disposition of securities of DCTI, (b) an extraordinary corporate transaction involving DCTI or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of DCTI or any of its subsidiaries, (d) any change in the present board of directors or management of DCTI, (e) any material change in the present capitalization or dividend policy of DCTI, (f) any other material change in DCTI's business or corporate structure, (g) changes in DCTI's charter, bylaws or corresponding instruments or other actions that may impede the acquisition or control of DCTI by any person,
(h) causing a class of securities of DCTI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of DCTI becoming eligible for termination of registration

                                  SCHEDULE 13D

         CUSIP No. 253838 10 6                         Page 5 of 6 Pages

pursuant to Section 12(g)(4) of the Act, or (j) any action similar to the foregoing.

Item 5.   Interest in Securities of the Issuer

         Nautilus (and Mr. Marshall through Nautilus) has sole power to vote and dispose of an aggregate of 35,628,249 shares of Common Stock. Under a proxy from Amathus Holdings, Ltd., Mr. Marshall (and Nautilus through is relationship with Mr. Marshall) has sole power to vote (but not to dispose) of a total of
1,800,000 shares of Common Stock. Therefore, Mr. Marshall and Nautlius beneficially own a total of 37,428,249 shares of Common Stock, which represents approximately 49.9% of the Common Stock issued and as of the date of this Statement.

         Additionally, Mr. Marshall has the right to convert the remaining balance of the amount payable to him under his March 18, 2002 Amendment Agreement with DCTI into Common Stock, but DCTI does not have sufficient authorized capital to allow such conversion. Assuming DCTI had sufficient authorized capital, Mr. Marshall would have the right to receive approximately 15,352,290 additional shares, assuming conversion occurred as of November 6, 2002.

     Except as disclosed in Item 3 of this Statement, there was no other transaction in shares of DCTI common stock that was effected during the past sixty days. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

                                  SCHEDULE 13D

CUSIP No. 253838 10 6                          Page 6 of 6 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 6, 2002

NAUTILUS MANAGEMENT, LTD.



By:  /s/ Don Marshall
   --------------------------
Its:  Director
    --------------------------


/s/ Don Marshall
----------------------------------
DON MARSHALL